

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Mr. David R. Lumley
Chief Executive Officer
SB/RH Holdings, LLC
3001 Deming Way
Middleton, Wisconsin 53562

    Re: **SB/RH Holdings, LLC**
           Form 10-K for the Fiscal Year Ended September 30, 2014
           File No. 333-192634-03

Dear Mr. Lumley:

We have reviewed your March 25, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2015 letter.

Form 10-K for the Fiscal Year Ended September 30, 2014

Note 18. Consolidating Financial Information, page 98

1.   We note your response to prior comment 8. Please confirm to us, if true, that (i) each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company; (ii) all guarantees are full and unconditional; and (iii) all guarantees are joint and several, and revise the note in future filings to disclose that information. Also, disclose in future filings any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and provide the disclosures prescribed by Rule 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuers and subsidiary guarantors. Please refer to Rules 3-10 (i) 8, 9 and 10 of Regulation S-X.

You may contact Gary Newberry at (202) 551-3761 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jay Webb for

Kevin L. Vaughn
Accounting Branch Chief